Exhibit 99.99

1500 Robert-Bourassa Blvd.
March 2, 2018	7th Floor
Montreal QC, H3A 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Prometic Life Sciences Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	March 29, 2018
Record Date for Voting (if applicable) :	March 29, 2018
Beneficial Ownership Determination Date :	March 29, 2018
Meeting Date :	May 09, 2018
Meeting Location (if available) :	Montréal QC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	74342Q104	CA74342Q1046

Sincerely,

Computershare
Agent for Prometic Life Sciences Inc.